SECURITIES AND EXCHANGE COMMISSION,

                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

              -----------------------------------------------------

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                       (Name of Subject Company (Issuer))

              -----------------------------------------------------

                               FUR INVESTORS, LLC
                        (Names of Filing Persons-Offeror)

              -----------------------------------------------------

         Common Shares of Beneficial Interest, par value $1.00 per share
                         (Title of Class of Securities)

              -----------------------------------------------------

                                    337400105
                      (CUSIP Number of Class of Securities)

              -----------------------------------------------------

                              Mr. Michael L. Ashner
                               FUR Investors, LLC
                             100 Jericho Quadrangle
                                    Suite 214
                             Jericho, New York 11753
                                 (516) 822-0022
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                              Mark I. Fisher, Esq.
                          Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8877

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

Transaction Valuation* Not Applicable       Amount of Filing Fee: Not Applicable

--------------------------------------------------------------------------------

|_|   Check the box if any part of the fee is offset as provided by Rule 0- 11
      (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   Not Applicable           Filing Party: Not Applicable
Form or Registration No.: Not Applicable           Date Filed:   Not Applicable

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.

      |_|   issuer tender offer subject to Rule 13e-4.

      |_|   going-private transaction subject to Rule 13e-3.

      |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      On November 26, 2003, FUR Investors, LLC and First Union Real Estate Equity and Mortgage Investments issued a joint press release; a copy of the press release is filed as Exhibit 1 hereto and is incorporated herein by reference.

IMPORTANT INFORMATION:

FUR INVESTORS, LLC HAS NOT YET COMMENCED THE TENDER OFFER REFERRED TO IN THIS STATEMENT. UPON THE COMMENCEMENT OF ANY TENDER OFFER, IT WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THAT STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHOULD BE READ BY SECURITY HOLDERS. WHEN THE TENDER OFFER IS COMMENCED, YOU WILL BE ABLE TO OBTAIN AT NO CHARGE (I) THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV AND (II) THE OFFER TO PURCHASE AND ALL RELATED DOCUMENTS FROM THE OFFEROR.


                                       2